EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by inclusion in this Form S-1, Amendment 3 (File No. 333-263020) of our audit report dated May 30, 2023, with respect to the balance sheets of Kheoba Corp. as of October 31, 2022 and 2021, and the related statements of operations, changes in stockholders’ equity, and cash flows for the year ended October 31, 2022 and the period from July 27, 2021 (inception) to October 31, 2021. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Interest of Named Experts and Counsel” in such Offering Statement.

Spokane, Washington

May 30, 2023